UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 001-8601

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
CreditRiskMonitor.com, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
Not Applicable (1)
Address of Principal Executive Office (Street and Number)

(1)
We are a remote-only company. Accordingly, we do not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933 and Securities Exchange Act of 1934, each as amended, any stockholder communication required to be sent to our principal executive offices may be directed to the agent for service of process at InCorp Services, Inc., 9107 West Russell Road Suite 100, Las Vegas, NV, 89148-1233.

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CreditRiskMonitor.com, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the “Form 10-Q”) by the August 14, 2026 filing date applicable to a non-accelerated filer for the reasons discussed in this Form 12b-25. As previously disclosed in the Company’s Form 8-K filed with the Securities and Exchange Commission on August 6, 2026 (“Form 8-K”), on August 3, 2026, the Audit Committee of the Board of Directors of the Company concluded that (a) the Company’s previously issued unaudited condensed financial statements as of and for the quarterly periods  ended (i) June 30, 2025, (ii) September 30, 2025 and 2024, and (iii) March 31, 2026 and 2025, and (b) the Company’s previously issued audited financial statements as of and for the fiscal years ended December 31, 2025 and 2024 (collectively, the “Affected Financial Statements”) should no longer be relied upon and require restatement related to the reporting of sales and use tax liabilities.

The Company’s management made this determination following a nexus study conducted with an external tax advisor, after which the Company determined it had economic and physical nexuses in state and local jurisdictions where it historically had not been collecting and remitting sales and use tax and filing income taxes. As a result of the nexus study, the Company concluded it had a sales and use tax liability and income tax liability related to prior periods.

As reported in the Form 8-K, the Company has identified a material weakness in the Company’s internal control over financial reporting and concluded that its internal control over financial reporting and disclosure controls and procedures related to the identification, monitoring and evaluation of state and local tax nexus requirements were ineffective. The Company’s management has created a plan of remediation to address the material weakness, including pursuing Voluntary Disclosure Agreements (“VDAs”) to address this liability, and is various stages of submission, acceptance, and payment with each state impacted. Management’s conclusions regarding the impacts of the matter discussed above on the Company’s internal control over financial reporting will be included in the 2026 Annual Report on Form 10-K, which the Company expects to timely file with the SEC.

As a result, the Company’s management needs more time to prepare, review and evaluate the Affected Financial Statements and Form 10-Q, including preparing the restatement of the Affected Financial Statements. The Company is working diligently to complete its financial statements and related disclosures in order to file the Form 10-Q as soon as practicable; however, there can be no assurance that the Company will be able to file the Form 10-Q within the additional time provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jennifer Gerold	(845)	230-3035
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CreditRiskMonitor.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	CreditRiskMonitor.com, Inc.

	By:	/s/ Jennifer Gerold
	Name:	Jennifer Gerold
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.